Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2013, Orchard Supply Hardware Stores Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Orchard Supply Hardware Stores
Corporation (the Company), effective at the opening of the trading session on July 29, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on June 17, 2013. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 26, 2013.